1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 8, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC March 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – April 8, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for March 2016: On a consolidated basis, revenues for March 2016 were approximately NT$73.09 billion, an increase of 22.7 percent from February 2016 and an increase of 1.1 percent from March 2015. Revenues for January through March 2016 totaled NT$203.50 billion, a decrease of 8.3 percent compared to the same period in 2015.

TSMC March Revenue Report (Consolidated):

(Unit:NT$ million)
Period	March 2016	February 2016	M-o-M Increase (Decrease) %	March 2015	Y-o-Y Increase (Decrease) %	January to March 2016	January to March 2015	Y-o-Y Increase (Decrease) %
Net Revenues	73,089	59,551	22.7	72,269	1.1	203,495	222,034	(8.3)

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Mar.	Net sales	73,088,805	72,269,001
Jan.-Mar.	Net sales	203,495,361	222,034,144

2.	Funds lent to other parties: None.

3.	Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	305,417,930	50,947,804

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	35,203,286
	Mark to Market Profit/Loss	575,182
	Unrealized Profit/Loss	614,410
Expired Contracts	Notional Amount	84,598,024
	Realized Profit/Loss	857,320
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,323,904
	Mark to Market Profit/Loss	32,264
	Unrealized Profit/Loss	58,591
Expired Contracts	Notional Amount	21,093,982
	Realized Profit/Loss	(11,012)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	542,488
	Mark to Market Profit/Loss	11,349
	Unrealized Profit/Loss	12,996
Expired Contracts	Notional Amount	844,466
	Realized Profit/Loss	(170)
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(2,126)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	257,440
	Mark to Market Profit/Loss	302,820
	Unrealized Profit/Loss	(2,223)
Expired Contracts	Notional Amount	502,008
	Realized Profit/Loss	(9,647)
Equity price linked product (Y/N)		N